EXHIBIT 77I:
Effective February 1, 2009, Class B Shares and Class C Shares of the BB&T National Tax-Free Money Market Fund (the "Tax-Free Fund") were closed. All existing Class B and Class C Shares of the Tax-Free Fund were converted into Class A Shares of the Tax-Free Fund.